Consolidated Financial Statements of

LORUS THERAPEUTICS INC.

Years ended May 31, 2012 and 2011

kpmg LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Directors of Lorus Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Lorus Therapeutics Inc., which comprise the consolidated statements of financial position as at May 31, 2012, May 31, 2011 and June 1, 2010, the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years ended May 31, 2012 and May 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Lorus Therapeutics Inc. as at May 31, 2012, May 31, 2011 and June 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended May 31, 2012 and May 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2(b) in the consolidated financial statements, which indicates that Lorus Therapeutics Inc. is in the development stage, no substantial revenue has been generated from its operating activities and, consequently, it is incurring losses and negative cash flows from its activities and has a deficit of $194,394,000. Accordingly, Lorus Therapeutics Inc. depends on its ability to raise financing in order to discharge its commitments and liabilities in the normal course of business. These conditions, along with other matters as set forth in note 2(b), indicate the existence of a material uncertainty that casts substantial doubt about Lorus Therapeutics Inc.'s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants

August 3, 2012

Toronto, Canada

Lorus Therapeutics Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	May 31,	May 31,	June 1,
	2012	2011	2010
		(note 16)	(note 16)

Assets

Current assets:
Cash and cash equivalents (note 4)	$320	$911	$667
Short-term investments (note 4)	–	–	247
Prepaid expenses and other assets	293	388	636
Total current assets	613	1,299	1,550

Non-current assets:
Equipment (note 5)	55	99	147
Total non-current assets	55	99	147

Total assets	$668	$1,398	$1,697

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable	$322	$215	$387
Accrued liabilities (notes 9(g) and 14)	1,474	944	1,458
Promissory notes payable (note 7)	900	–	1,000
Total current liabilities	2,696	1,159	2,845

Shareholders' equity (deficiency):
Share capital (note 9):
Common shares	170,036	168,787	163,920
Stock options (note 10)	535	1,212	3,803
Contributed surplus	21,186	18,988	14,875
Warrants	609	1,032	1,039
Deficit	(194,394)	(189,780)	(184,785)
Total shareholders' equity (deficiency)	(2,028)	239	(1,148)

Going concern (note 2(b))

Total liabilities and shareholders' equity (deficiency)	$668	$1,398	$1,697

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

Director

1

Lorus Therapeutics Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for per common share data)

Years ended May 31, 2012 and 2011

	2012	2011
		(note 16)

Revenue	$–	$–

Expenses:
Research and development (notes 6 and 12)	2,170	2,518
General and administrative (note 12)	2,430	2,420
Operating expenses	4,600	4,938

Finance expense (note 11)	20	71
Finance income	(6)	(14)
Net finance expense	14	57

Net loss and total comprehensive loss for the year	$(4,614)	$(4,995)

Basic and diluted loss per common share	$(0.23)	$(0.38)

Weighted average number of common shares outstanding used in the calculation of (in thousands):
Basic and diluted loss per common share	20,260	13,157

See accompanying notes to consolidated financial statements.

2

Lorus Therapeutics Inc.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars)

Years ended May 31, 2012 and 2011

	Common	Stock		Contributed
	shares	options	Warrants	surplus	Deficit	Total

Balance, June 1, 2011	$168,787	$1,212	$1,032	$18,988	$(189,780)	$239

Issuance of units (note 9(b))	1,214	–	609	–	–	1,823

Repricing of warrants (note 9(c)(i))	–	–	239	(239)	–	–

Exercise of warrants (note 9(c)(ii)(a))	35	–	(18)	–	–	17

Expiry of warrants (note 9(c)(ii)(a))	–	–	(1,253)	1,253	–	–

Stock-based compensation (note 10)	–	507	–	–	–	507

Cancellation and forfeiture of stock options	–	(1,184)	–	1,184	–	–

Net loss for the year	–	–	–	–	(4,614)	(4,614)

Balance, May 31, 2012	$170,036	$535	$609	$21,186	$(194,394)	$(2,028)

Balance, June 1, 2010	$163,920	$3,803	$1,039	$14,875	$(184,785)	$(1,148)

Issuance of units (note 9(b)(ii)(iii))	4,867	–	1,032	–	–	5,899

Expiry of warrants (note 9(c)(ii)(b)(c))	–	–	(1,039)	1,039	–	–

Stock-based compensation (note 10)	–	483	–	–	–	483

Forfeiture of stock options	–	(3,074)	–	3,074	–	–

Net loss for the year	–	–	–	–	(4,995)	(4,995)

Balance, May 31, 2011	$168,787	$1,212	$1,032	$18,988	$(189,780)	$239

See accompanying notes to consolidated financial statements.

3

Lorus Therapeutics Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended May 31, 2012 and 2011

	2012	2011
		(note 16)

Cash flows from operating activities:
Net loss for the year	$(4,614)	$(4,995)
Items not involving cash:
Stock-based compensation	507	483
Depreciation of equipment	44	56
Finance expense	20	71
Other	–	–
Change in non-cash operating working capital (note 11)	1,632	(1,438)
Cash used in operating activities	(2,411)	(5,823)

Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 9)	1,823	5,899
Exercise of warrants (note 9)	17	–
Interest on promissory notes	(20)	(71)
Cash provided by financing activities	1,820	5,828

Cash flows from investing activities:
Maturity of marketable securities and other investments	–	247
Additions to equipment	–	(8)
Cash provided by investing activities	–	239

Increase (decrease) in cash and cash equivalents	(591)	244

Cash and cash equivalents, beginning of year	911	667

Cash and cash equivalents, end of year	$320	$911

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

4

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

1.	Reporting entity:

Lorus Therapeutics Inc. ("Lorus" or the "Company") is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development. The Company is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.	Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements of the Company and its subsidiary as at May 31, 2012 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the Company has elected June 1, 2010 as the date of transition to IFRS (the "transition date"). As these financial statements represent the Company's initial presentation of its results and financial position under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS ("IFRS 1").

The Company's consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP differs in some areas from IFRS. See note 16 for reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, loss and the statements of financial position, loss and comprehensive loss, and cash flows.

The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on August 3, 2012.

5

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

2.	Basis of presentation (continued):

(b)	Going concern:

These consolidated financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

Management has forecasted that the Company's current level of cash and cash equivalents, including the proceeds from private placement completed subsequent to year end (note 17(a)), will not be sufficient to execute its current planned expenditures for more than the next 10 to 12 months without further financing being obtained. The Company is currently in discussion with several potential investors and partners to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

These consolidated financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such amounts could be material.

(c)	Functional and presentation currency:

The functional and presentation currency of the Company and its Canadian subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), is the Canadian dollar.

6

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

2.	Basis of presentation (continued):

(d)	Significant accounting judgments, estimates and assumptions:

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from those estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year include:

(i)	Determination of impairment of goodwill and equipment:

Under IAS 36, Impairment of Assets ("IAS 36"), the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a cash-generating unit ("CGU") that is subject to impairment testing. The recoverable amount under IAS 36 is the higher of fair value less costs to sell or value in use. The carrying amounts of the Company's non-financial assets including equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing carrying values and impairment of non-financial assets, including goodwill and equipment, management makes judgments in determining recoverable amounts. Due to the development stage of the Company there is a significant amount of subjectivity when estimating future cash flows and applying a discount to any cash flow model. Changes in these estimates could have a significant impact on the valuation of these non-financial assets.

7

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

2.	Basis of presentation (continued):

(ii)	Valuation of contingent liabilities:

The Company utilizes considerable judgment in the measurement and recognition of provisions and the Company's exposure to contingent liabilities. Judgment is required to assess and determine the likelihood that any potential or pending litigation or any and all potential claims against the Company may be successful. The Company must estimate if an obligation is probable as well as quantify the possible economic cost of any claim or contingent liability. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

(iii)	Valuation of tax accounts:

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company is accumulating tax loss carryforward balances creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years, prior year research and development expenses, and investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

8

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

2.	Basis of presentation (continued):

(iv)	Valuation of share-based compensation and share purchase warrants:

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and share purchase warrant behaviours and corporate performance. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

3.	Significant accounting policies:

(a)	Basis of consolidation:

(i)	Business combinations:

As part of its transition to IFRS, the Company elected not to restate any business combinations that occurred prior to June 1, 2010.

(ii)	Subsidiary:

The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary, NuChem. A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of the subsidiary are consistent with the Company's accounting policies. All intra-group transactions, balances, revenue and expenses are eliminated on consolidation.

9

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

(b)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at that date. Gains or losses resulting from the translation to Canadian dollars are presented in the statement of loss and comprehensive loss for the year within general and administrative expenses.

(c)	Derecognition of financial assets and liabilities:

A financial asset is derecognized when the right to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

(d)	Financial assets and liabilities:

Financial assets within the scope of IAS 39, Financial Instruments - Recognition and Measurement ("IAS 39"), are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end. The Company's financial instruments are comprised of the following:

Financial assets	Classification	Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments (held-for-trading)	Fair value through profit or loss	Fair value

10

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

Financial liabilities	Classification	Measurement

Accounts payable, accrued liabilities and promissory notes payable	Other liabilities	Amortized cost

The Company considers unrestricted cash on hand and term deposits and guaranteed investment certificates held by Canadian Schedule A banks with original maturities of three months or less as cash and cash equivalents.

Short-term investments are liquid Canadian government or corporate instruments having original maturity dates greater than three months and less than one year. The short-term investments held by the Company on June 1, 2010 were classified as held-for-trading and measured at fair value with any gain or loss being recognized in the consolidated statements of loss and comprehensive loss. As at May 31, 2012 and 2011, the Company did not hold any short-term investments (held-to-maturity or held-for-trading). At June 1, 2010, the Company held $247 thousand in short-term investments that were classified as held-for-trading and measured at fair value.

Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means; and

•	Level 3 - inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

11

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

The Company's financial assets as at May 31, 2012, May 31, 2011 and June 1, 2010, which include cash and cash equivalents and short-term investments, are classified as a Level 1 measurement.

(e)	Equipment:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The Company records depreciation at rates that charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment	3 - 5 years

The assets' residual value, useful life and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

(f)	Research and development:

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products or processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditures capitalized would include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures which do not meet the criteria for capitalization are recognized in profit or loss as incurred.

12

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

Capitalized development costs are recognized at cost less accumulated amortization and accumulated impairment losses.

The Company has not capitalized any development costs to date.

(g)	Investment tax credits:

Research and development investment tax credits, which are earned as a result of incurring qualifying research and development expenditures, are recorded as a reduction of the related expense or cost of the asset acquired when there is reasonable assurance that they will be realized.

The Company's claim for scientific research and experimental development ("SR&ED") deductions and related investment tax credits for income tax purposes are based on management's interpretation of the applicable legislation in the Income Tax Act (Canada). These amounts are subject to review and acceptance by the Canada Revenue Agency or the Ontario Ministry of Finance prior to collection.

(h)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid in short-term cash bonuses if the Company expects to pay these amounts as approved by the Board of Directors as a result of past services provided by the employee and the obligation can be estimated reliably.

13

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

(ii)	Stock-based compensation:

The Company has a stock-based compensation plan (the "Plan") available to officers, directors, employees and consultants with grants under the Plan approved by the Company's Board of Directors. Under the Plan, the exercise price of each option equals the closing trading price of the Company's stock on the day prior to the grant. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

Details regarding the determination of the fair value of equity settled share-based transactions are set out in note 10.

The Company uses the fair value based method of accounting for employee awards granted under the Plan. The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date. The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably valued, the fair value of the options granted will be used.

14

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Officers may also receive compensation under the plan as determined by the Board of Directors. Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. For units issued under this plan, the Company records an expense and a liability equal to the market value of the shares issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis. As at May 31, 2012, there were 780,000 units issued under this plan (note 9(g)). The Company cannot issue treasury shares under the deferred share unit plan.

The Company has an alternate compensation plan that provides directors and senior management with the option of receiving director's fees, salary, bonuses or other remuneration ("Remuneration") in common shares rather than cash. Under the plan, the participant receives an allotment from treasury of such number of shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing common share price for the five trading days prior to payment date (the "5-day VWAP"). The issue price of the shares is the 5-day VWAP. There are currently no shares allotted for issuance under this plan.

(i)	Loss per share:

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the year. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

15

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

(j)	Income taxes:

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

(k)	Impairment:

Non-financial assets:

The carrying amounts of the Company's non-financial assets including equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of the CGU.

The Company's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

16

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

Impairment losses recognized in respect of a CGU are allocated to reduce the carrying amount to the extent the carrying amount of the asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated to reduce the carrying amount of the assets in a unit on a pro-rated basis. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit and loss.

(l)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a financial cost.

Employee entitlements to annual leave are recognized as the employee earns them. A provision, stated at current cost, is made for the estimated liability at the end of each reporting period.

The Company has recorded a provision as related to an indemnification as described in note 14.

17

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

(n)	Recent accounting pronouncements:

(i)	IFRS 7, Financial Instruments - Disclosures ("IFRS 7"):

In October 2010, the IASB issued IFRS 7. This amendment enhances the disclosure requirement for transfers of financial assets that result in derecognition. This amendment is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2012. The Company is assessing the impact of this new standard on its consolidated financial statements.

(ii)	IAS 1, Presentation of Financial Statements ("IAS 1"):

In June 2011, the IASB issued IAS 1. This amendment retains the "one or two statement" approach to presenting the statements of income and comprehensive income at the option of the entity and only revises the way other comprehensive income is presented. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

(iii)	IFRS 9, Financial Instruments ("IFRS 9"):

In October 2010, the IASB issued IFRS 9, which replaces IAS 39, Financial Instruments - Recognition and Measurement and establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

18

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

3.	Significant accounting policies (continued):

(iv)	IFRS 10, Consolidated Financial Statements ("IFRS 10"):

This amendment establishes a single control that applies to all entities. These changes will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate any impact on its consolidated financial statements related to the adoption of this new standard.

(v)	IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"):

In May 2011, the IASB issued IFRS 12. IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interest in other entities. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

(vi)	IFRS 13, Fair Value Measurement ("IFRS 13"):

In May 2011, the IASB issued IFRS 13. IFRS 13, replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. This standard establishes a framework for measuring fair value and requires the fair value hierarchy, to be applied to all fair value measurements, including non-financial assets and liabilities that are measured or based on fair value in the statement of financial position as well as non-recurring fair value measurements such as assets held-for-sale. Furthermore, IFRS 13 expands disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

19

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

4.	Capital disclosures:

The Company's objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

Pursuant to the commitment letter (described in note 7) provided by Mr. Herbert Abramson ("Mr. Abramson"), a director of the Company and majority shareholder, the Company has issued a grid promissory note to Mr. Abramson that allows Lorus to borrow funds of up to $1.8 million. The funds may be borrowed at a rate of up to $300,000 per month, incur interest at a rate of 10% per year and are due and payable on November 28, 2012. As at May 31, 2012, the Company had borrowed $900 thousand under this promissory note.

This loan and all accrued interest was repaid by the Company subsequent to the year end in June 2012 (note 17).

The Company is not subject to externally imposed capital requirements, and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2011.

20

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

4.	Capital disclosures (continued):

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $76 thousand (May 31, 2011 - $153 thousand; June 1, 2010 - $667 thousand) and funds deposited into high interest savings accounts totalling nil (May 31, 2011 - $758 thousand; June 1, 2010 - nil). The current interest rate earned on these deposits is nil (May 31, 2011 - 1.5%; June 1, 2010 - nil).

At May 31, 2012, the Company had received $244 thousand in deposits related to subscription agreements for the Private Placement (note 17(a)) completed subsequent to year end. The Company recorded a liability related to these funds at May 31, 2012 and on June 8, 2012, the Company reversed the liability with the credit to share capital.

(b)	Short-term investments:

An investment consisting of a principal protected deposit note totalling $247 thousand at June 1, 2010, was designated as held-for-trading and classified as short-term investments on the consolidated balance sheets. This investment was carried at fair value. There were no short-term investments held by the Company at May 31, 2012 or 2011.

5.	Equipment:

		Accumulated	Net book
May 31, 2012	Cost	depreciation	value

Furniture and equipment	$2,914	$2,859	$55

		Accumulated	Net book
May 31, 2011	Cost	depreciation	value

Furniture and equipment	$2,914	$2,815	$99

21

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

5.	Equipment (continued):

		Accumulated	Net book
June 1, 2010	Cost	depreciation	value

Furniture and equipment	$2,907	$2,760	$147

6.	Research and development programs:

The Company has product candidates in three classes of anticancer therapies:

•	small molecule therapies based on anti-proliferative and anti-metastatic properties that act at novel cancer specific targets;

•	immunotherapy, based on stimulating anticancer properties of the immune system and by direct tumour cell killing; and

•	RNA-targeted (antisense) therapies, based on synthetic segments of oligonucleotides designed to bind to the messenger RNA that is responsible for the production of proteins over-expressed in cancer cells.

(a)	Small molecule program:

The Company is developing small molecule cancer therapies that target solid tumours with indications addressing large cancer markets. The Company's proprietary group of small molecule compounds includes lead drug LOR-253 which entered into a Phase I clinical trial in January 2011 and LOR-500 program, which is in the pre-clinical stage of development.

(b)	Immunotherapy:

The Company's immunotherapy product candidate is Interleukin-17E ("IL-17E"). IL-17E is a protein-based therapeutic in the pre-clinical stage of development and the Company is seeking a partnership or collaboration for future development.

22

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

6.	Research and development programs (continued):

(c)	RNA-targeted therapies:

The Company's lead RNA-targeted drug candidate is LOR-2040. The Company has reported Phase II clinical results, completed to the end-of-stage assessment time point, of LOR-2040 in combination with cytarabine in relapsed and refractory acute myeloid leukemia patient population. Based on these data, the Company is seeking a partnership or collaboration for future development.

Product costs by product class are as follows:

	2012	2011

Small molecule program	$1,900	$1,672
Immunotherapy	–	–
RNA-targeted therapies	–	626

	$1,900	$2,298

See note 12 for all components of research and development expenditures.

7.	Promissory notes payable:

Pursuant to the commitment letter (described in note 9(b)) provided by Mr. Abramson, the Company issued a grid promissory note to Mr. Abramson that allows Lorus to borrow funds up to $1.8 million. The funds may be borrowed at a rate of up to $300 thousand per month, incur interest at a rate of 10% per year and are due and payable in full on November 28, 2012. The promissory note is subject to certain covenants which, if breached, could result in the promissory note becoming payable on demand.

Lorus has not breached these covenants as of May 31, 2012 and has not received notice of any breach of these covenants by Mr. Abramson.

23

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

7.	Promissory notes payable (continued):

As at May 31, 2012, the Company has drawn $900 thousand on this promissory note and subsequent to year end in June 2012, the note and all accrued interest was repaid.

In April 2010, the Company entered into a loan agreement with a company related to Mr. Abramson to borrow $1 million. The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%. The principal and interest amount were due in six months and later extended a further three months. The principal amount was repaid in November 2010.

8.	Financial instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	May 31,	May 31,	June 1,
	2012	2011	2010

Financial assets:
Cash and cash equivalents, consisting of guaranteed investment certificates, held-for-trading, measured at fair value through loss or profit	$320	$911	$667
Short-term investments, held-for-trading, recorded at fair value through profit or loss	–	–	247
Financial liabilities:
Accounts payable, measured at amortized cost	322	215	387
Accrued liabilities, measured at amortized cost	1,474	944	1,458
Promissory notes payable, measured at amortized cost	900	–	1,000

24

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

8.	Financial instruments (continued):

At May 31, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

Assets measured at fair value include cash and cash equivalents and short-term investments, which have been classified as Level 1 as at May 31, 2012, May 31, 2011 and June 1, 2010.

(b)	Financial risk management:

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the management and the Board consider securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company's financial liabilities are due within the current operating period. The outstanding promissory note was repaid subsequent to year end (note 17).

25

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

8.	Financial instruments (continued):

(iii)	Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices, will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as-needed basis to cover U.S. dollar denominated payments. At May 31, 2012, U.S. dollar denominated accounts payable and accrued liabilities amounted to $148 thousand (May 31, 2011 - $254 thousand; June 1, 2010 - $270 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $15 thousand (May 31, 2011 - $25 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

(c)	Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

26

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

8.	Financial instruments (continued):

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended May 31, 2012.

9.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)

Balance, June 1, 2010	9,933	$163,920	1,326	$1,039
Expiry of warrants (c)(ii)(b)(c)	–	–	(1,326)	(1,039)
Issuance of units (b)(iii)	4,170	3,226	4,170	1,032
Issuance of shares (b)(ii)	1,582	1,641	–	–

Balance, May 31, 2011	15,685	168,787	4,170	1,032
Issuance of units (b)(i)	5,484	1,214	5,678	609
Warrant repricing (c)(i)	–	–	–	239
Exercise of warrants (c)(ii)(a)	59	35	(59)	(18)
Expiry of warrants (c)(ii)(a)	–	–	(4,111)	(1,253)

Balance, May 31, 2012	21,228	$170,036	5,678	$609

27

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.	Share capital (continued):

(b)	Equity issuances:

(i)	August 2011 Unit Offering:

On July 22, 2011, the Company filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Company at a price of $0.40 per unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 units for gross proceeds of $4,000,000. Each unit consisted of one common share of Lorus and one common share purchase warrant of Lorus. Each warrant entitles the holder to purchase one common share for five years after the closing of the Offering at an exercise price of $0.45 per common share (the "Exercise Price"). If on any date (the "Accelerated Exercise Date") the 10-day VWAP of the common shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of warrants.

In connection with the Offering, Mr. Abramson, a director of the Company, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between: (a) the sum of: (i) the gross proceeds realized by Lorus in the Offering; and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011; and (b) $4 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million. In connection with the Offering, Lorus has issued 5.484 million common shares and 5.678 million warrants including the broker warrants.

Mr. Abramson purchased 2.4 million units as part of the Offering.

28

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.	Share capital (continued):

The total costs associated with the transaction were approximately $395 thousand, which included the $25 thousand which represented the fair value of the brokers' services provided as part of the Offering. Each such broker warrant is exercisable for one unit at a price of $0.40 per unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $1.2 million of the net proceeds were allocated to the common shares and $609 thousand to the common share purchase warrants.

(ii)	December 2010 Private Placement:

On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for gross cash consideration of $1.66 million. The total costs associated with the transaction were approximately $20 thousand. Mr. Abramson, a director of the Company, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

(iii)	November 2010 Rights Offering:

On August 27, 2010 the Company announced a proposed rights offering as described below, including a $4 million standby purchase agreement from a director of the Company, Mr. Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

29

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.	Share capital (continued):

On September 27, 2010, Lorus filed a final short-form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the "Rights Offering"). Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the Rights Offering. As a result of the Rights Offering, Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants for net proceeds of $4.2 million. In connection with the Rights Offering, the Company secured a standby purchase arrangement of $4 million by Mr. Abramson, one of the Company's directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed Rights Offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the standby purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the Rights Offering for $4 million.

The total costs associated with the transaction were approximately $370 thousand. The Company has allocated the net proceeds of the Rights Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

30

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.	Share capital (continued):

(c)	Warrants:

(i)	Repricing:

On November 29, 2011, shareholders of the Company (excluding insiders who also held warrants) approved a resolution to amend the exercise price of certain outstanding warrants from $1.33 to the 5-day volume weighted average trading price on the Toronto Stock Exchange five days prior to approval plus a 10% premium. The revised warrant exercise price was $0.28. The Company calculated an increased value attributed to the warrants of $239 thousand related to the amendment. This increase was calculated by taking the Black-Scholes value of the warrants immediately before the amendment and immediately after the amendment. There were 4.2 million warrants which were amended and of those 3.6 million were held by Mr. Abramson, a director of the Company.

(ii)	Exercises and expiry:

(a)	The warrants issued in November 2010 and for which the price was amended in November 2011 ((i) repricing described above), expired May 8, 2012. A total of 59,384 warrants were exercised for cash proceeds of $17 thousand. The balance of the 4.2 million warrants expired unexercised, resulting in a transfer of the amount attributed to the expired warrants of $1.253 million to contributed surplus.

(b)	The warrants issued on November 27, 2009 expired unexercised on May 27, 2011. This expiry resulted in a transfer of the amount attributed to the expired warrants of $622 thousand to contributed surplus.

(c)	The warrants issued on August 7, 2008 expired unexercised on August 10, 2010. This expiry results in a transfer of the amount attributed to the expired warrants of $417 thousand to contributed surplus.

31

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.	Share capital (continued):

(d)	Continuity of contributed surplus:

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	2012	2011

Balance, beginning of year	$18,988	$14,875
Expiry of warrants (c)	1,253	1,039
Warrant repricing (c)	(239)	–
Forfeiture and cancellation of stock options	1,184	3,074

Balance, end of year	$21,186	$18,988

(e)	Continuity of stock options:

	2012	2011

Balance, beginning of year	$1,212	$3,803
Stock option expense	507	483
Cancellation and forfeiture of stock options	(1,184)	(3,074)

Balance, end of year	$535	$1,212

(f)	Loss per share:

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ending May 31, 2012 of 20.260 million and 13.157 million as of May 31, 2011 calculated as follows:

	2012	2011

Issued common shares, beginning of year	15,684,697	9,933,454
Effect of rights offering (note 9(b))	–	2,432,264
Effect of unit offering (note 9(b))	4,570,000	–
Effect of private placement (note 9(b))	–	790,833
Effect of Warrant exercises (note 9(c))	4,945	–

Issued weighted average common shares, end of year	20,259,642	13,156,551

32

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

9.	Share capital (continued):

The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(g)	Deferred share unit plan:

As at May 31, 2012, 780,000 deferred share units have been issued (May 31, 2011 - nil; June 1, 2010 - nil), with a cash value of $304 thousand representing the fair market value of the units as of May 31, 2012 (May 31, 2011 - nil; June 1, 2010 - nil) recorded in accrued liabilities.

(h)	Employee share purchase plan:

The Company has an employee share purchase plan ("ESPP"). The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company may purchase common shares of the Company at a discount through accumulated payroll deductions with each offering having a three-month duration. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP. For the year ended May 31, 2012, 14,120 (May 31, 2011 - 6,652) common shares have been purchased under the ESPP, and the Company has recognized an expense of $1 thousand (May 31, 2011 - $1 thousand) related to this plan in these consolidated financial statements.

33

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

10.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, currently estimated at 2,352,000 options at May 31, 2012. Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant. Options vest at various rates (immediate to three years) and have a term of 10 years. Stock option transactions for the two years ended May 31, 2012 are summarized as follows:

	2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding, beginning of year	1,185,578	$1.58	672,901	$6.60
Granted	1,538,000	0.21	1,049,700	1.01
Forfeited	(29,341)	6.03	(537,023)	6.76
Cancelled	(1,082,402)	1.21	–	–

Outstanding, end of year	1,611,835	0.44	1,185,578	1.58

The following table summarizes information about stock options outstanding at May 31, 2012:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$0.18 - $ 0.215	1,538,000	$9.6	$0.21	948,000	$0.21
$1.22 - $ 3.60	40,663	6.7	2.79	34,597	2.89
$3.61 - $18.00	33,172	4.0	8.40	33,172	8.40

	1,611,835	9.4	0.44	1,015,769	0.57

34

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

10.	Stock-based compensation (continued):

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2012	2011

Exercise price	$0.18 - $0.215	$0.89 - $1.05
Grant date share price	$0.18 - $0.215	$0.86 - $1.03
Risk-free interest rate	1.5%	1.5% - 1.85%
Expected dividend yield	–	–
Expected volatility	123% - 125%	117% -119%
Expected life of options	5 years	5 years
Weighted average fair value of options granted or modified during the year	$0.17	$0.83

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the year ended May 31, 2012 have various vesting schedules. Options granted to directors consisted of 221,000 options that vested 50% upon issuance and 50% one year later. Two directors received options that totalled 550,000 options which vested immediately. Options granted to the Chief Executive Officer ("CEO") of 275,000 vested 50% immediately and 25% on each of November 29, 2012 and 2013. Options granted to certain members of management totalled 300,000 and vested 50% upon certain performance criteria measured as of May 31, 2012 and 25% May 31, 2013 and 25% on May 31, 2014. An additional 192,000 options were granted to these members of management which vest 50% on March 9, 2013, 25% on March 9, 2014 and 25% on March 9, 2015.

Stock options granted by the Company during the year ended May 31, 2011 had three types of vesting schedules. Options granted to directors consisted of 30,000 options that vested 50% upon issuance and 50% one year later. Options granted to the CEO of 784,200 vested 50% at May 31, 2011 and 25% May 31, 2012 and 25% May 31, 2013. Options granted to certain members of management totalled 235,500 and vested 50% upon certain performance criteria measured as of May 31, 2011 and 25% May 31, 2012 and 25% on May 31, 2013. These options were cancelled during the year ended May 31, 2012.

Refer to note 12 for a breakdown of stock option expense by function.

35

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

11.	Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	2012	2011

Prepaid expenses and other assets	$95	$248
Accounts payable	107	(172)
Accrued liabilities	530	(514)
Promissory note payable	900	(1,000)

	$1,632	$(1,438)

During the year ended May 31, 2012, the Company incurred $20 thousand in interest expense on a $900 thousand promissory note due to Mr. Abramson. The interest has been accrued at a rate of 10%. During the year ended May 31, 2011, the Company paid $71 thousand in cash interest on the promissory notes from Mr. Abramson and Mr. Abramson's related company on a promissory note that was repaid in November 2010.

12.	Other expenses:

Components of research and development expenses:

	2012	2011

Program costs (note 6)	$1,900	$2,298
Deferred share unit costs	91	–
Stock-based compensation	146	181
Depreciation of equipment	33	39

	$2,170	$2,518

Components of general and administrative expenses:

	2012	2011

General and administrative excluding salaries	$1,240	$1,354
Salaries	605	747
Deferred share unit costs	213	–
Stock-based compensation	361	302
Depreciation of equipment	11	17

	$2,430	$2,420

36

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

13.	Related party transactions:

See also notes 7 and 9 for related party transactions.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

Officer compensation:

	2012	2011

Salaries and short-term employee benefits	$567	$711
Deferred share units	304	–
Stock-based compensation	343	435

	$1,214	$1,146

Director compensation:

	2012	2011

Directors' fees	$186	$172
Stock-based compensation	131	32

	$317	$204

Included in accounts payable and accrued liabilities is $160 thousand (May 31, 2011 - $32 thousand; June 1, 2010 - $31 thousand) due to directors and officers of the Company relating to directors' fees, and reimbursements for employment expenses. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

37

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

14.	Commitments, contingencies and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 - 3 years	3 - 5 years	Total

Operating leases	$127	$13	$5	$145

The Company's current facility lease expires in March 2013.

(b)	Other contractual commitments:

The Company holds a non-exclusive license from Genetech Inc. to certain patent rights to develop and sub-license a certain polypeptide. The Company does not expect to make any milestone or royalty payments under this agreement in fiscal years ended May 31, 2013 or 2014, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

The Company has entered into various contracts with service providers with respect to the LOR-253 Phase I clinical trial. These contracts could result in future payment commitments of approximately $1.4 million. Of this amount, $439 thousand has been paid and $70 thousand has been accrued at May 31, 2012 (2011 - $165 thousand paid and $83 thousand accrued). The payments will be based on services performed and amounts may be higher or lower based on actual services performed.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

38

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

14.	Commitments, contingencies and guarantees (continued):

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers. The fair value of this indemnification is not determinable.

(d)	Indemnification on arrangement:

On July 10, 2007, Lorus completed a plan of arrangement and corporate reorganization whereby the assets and liabilities of Lorus were transferred from one corporate entity ("Old Lorus") into a new corporate entity which continued to operate as Lorus Therapeutics Inc. Under the arrangement, the Company agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)	prior to, at or after the effective time of the arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to the Company pursuant to the arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)	prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to the Company pursuant to the arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the arrangement.

The Company recorded a liability of $100 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2012. There have been no claims on this indemnification to date.

39

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

15.	Income taxes:

Provision for income taxes:

Major items causing the Company's income tax rate to differ from the statutory rate of approximately 27.4% (2011 - 29.5%) are as follows:

	2012	2011

Loss before income taxes	$(4,614)	$(4,995)
Statutory Canadian corporate tax rate	27.4%	29.5%

Anticipated tax recovery	$(1,264)	$(1,474)
Non-deductible stock-based compensation	141	164
Change in deferred tax benefits deemed not probable to be recovered	1,963	1,116
Change in substantively enacted tax rates	(627)	199
Other	(213)	(5)

	$–	$–

The Company has undeducted research and development expenditures, totalling $19.6 million that can be carried forward indefinitely. In addition, the Company has non-capital loss carryforwards of $14.4 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2015	$10
2026	11
2027	4
2028	4,359
2029	3,753
2030	650
2031	2,908
2032	2,727

$14,422

40

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

15.	Income taxes (continued):

Deferred tax assets have not been recognized in respect of the following items:

	2012	2011

Net operating losses carried forward	$3,822	$2,918
Research and development expenditures	5,207	4,596
Fixed assets book over tax depreciation	438	402
Intangible asset	3,097	2,922
Ontario harmonization tax credit	287	302
Ontario Research and Development Tax Credit	239	228
Cumulative eligible capital	357	344
Other	228	–

Unrecognized deferred tax asset	$13,675	$11,712

16.	Explanation of transition to IFRS:

As stated in note 2(a), these are the Company's first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies disclosed in note 3 have been applied in preparing these consolidated financial statements for the year ended May 31, 2012, the comparative information for the year ended May 31, 2011 and in the preparation of an opening IFRS statement of financial position at June 1, 2010 (date of transition).

IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS as of the reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for the first-time IFRS adopters. Details of the Company's initial elections of IFRS 1 exemptions are described below.

In preparing the opening statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

41

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.	Explanation of transition to IFRS (continued):

Initial elections upon adoption of IFRS:

Under IFRS 1, the following applicable exemption applied to the Company's conversion from Canadian GAAP to IFRS:

(a)	Share-based payments:

The Company elected not to apply IFRS 2, Share-based Payments ("IFRS 2") to equity instruments that vested before the date of transition to IFRS.

(b)	Business combinations:

The Company applied the business combinations exemption to not apply IFRS 3, Business Combinations, retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date. In addition, and as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the transition date was tested for impairment as described in note 16(d)(i).

42

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.	Explanation of transition to IFRS (continued):

Reconciliation of financial position and shareholders' equity:

		June 1, 2010			May 31, 2011
			Effect of			Effect of
		Canadian	transition to		Canadian	transition to
	Notes	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$667	$–	$667	$911	$–	$911
Short-term investments		247	–	247	–	–	–
Prepaid expenses and other assets		636	–	636	388	–	388
Total current assets		1,550	–	1,550	1,299	–	1,299

Non-current assets:
Equipment		147	–	147	99	–	99
Goodwill	(d)(i)	606	(606)	–	606	(606)	–
Total non-current assets		753	(606)	147	705	(606)	99

Total assets		$2,303	$(606)	$1,697	$2,004	$(606)	$1,398

43

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.	Explanation of transition to IFRS (continued):

		June 1, 2010			May 31, 2011
			Effect of			Effect of
		Canadian	transition to		Canadian	transition to
	Notes	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

Liabilities Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable		$387	$–	$387	$215	$–	$215
Accrued liabilities		1,458	–	1,458	944	–	944
Promissory notes payable		1,000	–	1,000	–	–	–
Total current liabilities		2,845	–	2,845	1,159	–	1,159

Shareholders' equity (deficiency):
Share capital:
Common shares		163,920	–	163,920	168,787	–	168,787
Stock options	(d)(ii)	3,704	99	3,803	1,156	56	1,212
Contributed surplus		14,875	–	14,875	18,988	–	18,988
Warrants		1,039	–	1,039	1,032	–	1,032
Deficit	(d)(i) and (ii)	(184,080)	(705)	(184,785)	(189,118)	(662)	(189,780)
Total shareholders' equity (deficiency)		(542)	(606)	(1,148)	845	(606)	239

Total liabilities and shareholders' equity (deficiency)		$2,303	$(606)	$1,697	$2,004	$(606)	$1,398

44

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.	Explanation of transition to IFRS (continued):

Reconciliation of consolidated statement of loss and comprehensive loss for the year ended May 31, 2011:

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Revenue		$–	$–	$–

Expenses:
Research and development	(d)(ii)	2,298	220	2,518
General and administrative	(d)(ii)	2,101	319	2,420
Stock-based compensation	(d)(ii)	526	(526)	–
Depreciation of equipment	(d)(ii)	56	(56)	–
Operating expenses		4,981	(43)	4,938

Income (loss) from operations		(4,981)	43	(4,938)

Finance expense		71	–	71
Finance income		(14)	–	(14)
Net finance expense		57	–	57

Net loss and comprehensive loss for the year		$(5,038)	$43	$(4,995)

Basic and diluted loss per common share		$(0.38)	$–	$(0.38)

Adjustments to the statement of cash flows for the year ended May 31, 2011:

Consistent with the Company's accounting policy under IAS 7, Statement of Cash Flows, interest paid and received have been moved to the body of the statement of cash flows, as an element of cash flows from investing activities or financing activities whereas it was previously disclosed as supplementary information. There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

45

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.	Explanation of transition to IFRS (continued):

(c)	Mandatory exceptions upon adoption of IFRS:

Estimates:

In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates. Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS, except where necessary to reflect any difference in accounting policy.

(d)	Impact on accounting policies upon adoption of IFRS:

The key areas where the Company has identified that accounting policies differ, or where accounting policy decisions were necessary that impacted the Company's consolidated financial statements, are discussed below.

(i)	Goodwill:

Under Canadian GAAP, goodwill was reviewed for impairment annually and whenever events or circumstances indicated that the carrying amount of goodwill in a reporting unit exceeded its fair value. Goodwill impairment was calculated using a two-step process. The first step required an identification of impairment loss, if any, by comparing the carrying value of the reporting unit to the fair value, which in turn was determined based on the market capitalization of the Company. Under Canadian GAAP this test was performed at the reporting unit level which is defined as an operating segment or one level below. The Company only had one operating segment or component which is the development of anticancer product candidates. In the Company's case, the first test always showed a higher fair value than carrying value and as such it was not required to proceed to step two, as no indicator of impairment existed.

Under IAS 36, there is no longer a two-step process; rather, the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a CGU that is subject to impairment testing. The recoverable amount under IAS 36 is the higher of fair value less costs to sell or value in use.

46

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.	Explanation of transition to IFRS (continued):

Impairment testing under IAS 36 is performed at the CGU level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other CGUs or groups of assets. For the Company, this requirement results in testing at a lower level than under Canadian GAAP. Based on the Company's knowledge and historical transactions, it has identified three separate CGUs that represent each of its product platforms as they could have the ability to generate independent cash inflows. As the goodwill balance of $606 thousand related to the Company's acquisition of a private company in 1999, and the antisense product platform contained therein, the Company has tested goodwill impairment on that CGU specifically for which the entire balance of goodwill has been allocated. There are no other assets subject to IAS 36 impairment testing in this CGU.

Under IAS 36, the carrying value of a CGU subject to impairment testing is compared to the asset's recoverable amount, any future cash flows expected to be provided by the CGU are discounted. Recoverable amount is defined as the greater of value in use and fair value less cost to sell. The discounted cash flow model under IAS 36 indicates that only supportable evidence may be used in the calculations and should generally not use cash flows estimates beyond of a five-year period.

Transition impact: As a result of the application of IFRS, the Company recognized an impairment charge of the entire goodwill balance of $606 thousand as of the transition date related to goodwill as the carrying amount of that CGU exceeded its recoverable amount which the Company has determined to be nil. The impact of the change in applying IFRS at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated statements of financial position:

	June 1,	May 31,
	2010	2011

Decrease in goodwill	$(606)	$(606)

Increase in deficit	$606	$606

47

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.	Explanation of transition to IFRS (continued):

There was no impact to the consolidated statement of loss and comprehensive loss.

(ii)	Stock-based payments:

IFRS 2 requires the fair value of each tranche of share options be amortized over its vesting period. Canadian GAAP allows for both the aforementioned method as well as the straight-line method of amortizing these costs. Under Canadian GAAP, forfeitures of share options can be accounted for at the time that they occur, whereas under IFRS, the number of share options that would ultimately vest is amortized over their respective vesting period.

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period. In addition under Canadian GAAP the Company does not apply a forfeiture rate. The impact of applying the revised amortization method as well as applying an estimated forfeiture rate to the value of unvested options at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated statements of loss and comprehensive loss:

Year ended
May 31, 2011

Decrease in share-based compensation	$(43)

Consolidated statements of financial position:

	June 1,	May 31,
	2010	2011

Increase (decrease) in stock option equity account	$99	$(43)

Increase (decrease) in deficit	$99	$(43)

48

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2012 and 2011

16.	Explanation of transition to IFRS (continued):

The Company will apply the requirements of estimating a forfeiture rate on stock options as prescribed under IFRS 2 and continue to amortize the fair value of each tranche of stock options over the related vesting period.

(iii)	Estimates:

In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates. Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

17.	Subsequent events:

(a)	On June 8, 2012, the Company completed a private placement whereby the Company issued 20,625,000 units consisting of one common share and one common share purchase warrant at a price of $0.32 for gross proceeds of $6.6 million. Each common share purchase warrant is exercisable for a period of 24 months from the date of issuance. If after one year the closing price of the common shares on the Toronto Stock Exchange equals or exceeds $0.90 for twenty consecutive days, then the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of the common share purchase warrants. In connection with the private placement the Company paid a cash finder's fee equal to 6% of the gross proceeds of the private placement and issued 1,237,500 finder's warrants (exercisable into units) at an exercise price of $0.32 each.

(b)	On June 27, 2012, the Company repaid the $900 thousand principal and all accrued interest on the outstanding promissory note (note 7).

(c)	In June 2012, 396,500 common share purchase warrants related to the August 2011 public offering (note 9(b)(i)) were exercised for gross proceeds of $178 thousand.

(d)	On August 3, 2012, the Board of Directors issued 1.8 million stock options to directors, officers and employees at an exercise price of $0.48, which was the closing price of the Company's stock on the Toronto Stock Exchange on August 2, 2012. These options will be accounted for in the first quarter of fiscal 2013.

49